

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2011

Via Email
Michael Mann
Chief Executive Officer
Hanover Portfolio Acquisitions, Inc.
835 E. Lamar Blvd., #202
Arlington, TX 76011

> **Re:** **Hanover Portfolio Acquisitions, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed November 14, 2011**
> **File No. 333-176954**

Dear Mr. Mann:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Liquidity, page 27

1.   We refer to your discussion of liquidity. Considering the significant changes in your operating cash flows during 2009, 2010, and the nine months ended September 30, 2011, it is not clear to us why you believe you have sufficient cash on hand to meet your estimated operating expenses over the next 12 months without an infusion of capital and without revenue from collections. In this regard, please revise to provide a clear picture of your ability to meet existing and known or reasonably likely short- and long-term cash requirements. Your discussion should describe how your historical performance relates to your future estimates of $39,300 in ongoing operating expenses and $51,400 in higher one-time and recurring costs associated with being a public company.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies, page 49

Revenue Recognition, page 49

2.   We note that you present revenue on a net basis. Please revise to describe what expenses you have considered in arriving at net revenue.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director

cc: Via Email
        Frank J. Hariton, Esq.